UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ulta Salon, Cosmetics & Fragrance, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

90384S303

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90384S303	13G	Page 2 of 10 Pages

(1)	Names of reporting persons. Doublemousse B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 3,072,363
(7) Sole dispositive power 0
(8) Shared dispositive power 3,072,363
(9)	Aggregate amount beneficially owned by each reporting person 3,072,363
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 4.82%[1]
(12)	Type of reporting person (see instructions) CO

[1]	Based on 63,773,520 shares of the Issuer’s Common Stock outstanding as of November 20, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q dated November 29, 2012.

CUSIP No. 125902106	13G	Page 3 of 10 Pages

(1)	Names of reporting persons. Chanel International B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 3,072,363
(7) Sole dispositive power 0
(8) Shared dispositive power 3,072,363
(9)	Aggregate amount beneficially owned by each reporting person 3,072,363
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 4.82%[2]
(12)	Type of reporting person (see instructions) CO

[2]	Based on 63,773,520 shares of the Issuer’s Common Stock outstanding as of November 20, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q dated November 29, 2012.

CUSIP No. 90384S303	13G	Page 4 of 10 Pages

(1)	Names of reporting persons. Charles Heilbronn
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 79,607
(6) Shared voting power 3,072,363
(7) Sole dispositive power 79,607
(8) Shared dispositive power 3,072,363
(9)	Aggregate amount beneficially owned by each reporting person 3,151,970
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 4.94%[3]
(12)	Type of reporting person (see instructions) IN

[3]	Based on 63,773,520 shares of the Issuer’s Common Stock outstanding as of November 20, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q dated November 29, 2012.

CUSIP No. 90384S303	13G	Page 5 of 10 Pages

(1)	Names of reporting persons. Moussetrap
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 0.00%
(12)	Type of reporting person (see instructions) PN

CUSIP No. 90384S303	13G	Page 6 of 10 Pages

(1)	Names of reporting persons. Mousseless Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 0.00%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 90384S303	13G	Page 7 of 10 Pages

Item 1(a). Name of Issuer:

Ulta Salon, Cosmetics & Fragrance, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1000 Remington Blvd, Suite 120

Bolingbrook, IL 60440

Item 2(a). Name of Person Filing:

(1) Doublemousse B.V.

(2) Chanel International B.V.

(3) Charles Heilbronn

(4) Moussetrap

(5) Mousseless Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Doublemousse B.V. and Chanel International B.V.:

Boerhaavelaan 22

2713 HX Zoetermeer

The Netherlands

Charles Heilbronn:

c/o Chanel Inc.

9 West 57th Street, 44th Floor

New York, New York 10019

Moussetrap and Mousseless Inc.:

9 West 57th Street, Suite 4605

New York, New York 10019

Item 2(c). Citizenship:

Doublemousse B.V. and Chanel International B.V.:

The Netherlands

Charles Heilbronn:

France

Moussetrap:

Ontario, Canada

CUSIP No. 90384S303	13G	Page 8 of 10 Pages

Mousseless Inc.:

Delaware

Item 2(d). Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e). CUSIP Number:

90384S303

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-6) of this Schedule 13G is hereby incorporated by reference.

Doublemousse B.V. is the record holder of 3,072,363 shares of common stock of the Issuer. These securities are indirectly owned by (a) Chanel International B.V., the parent company of Doublemousse B.V. and (b) Charles Heilbronn, who has been granted a power of attorney and proxy to exercise voting and investment power with respect to these securities. Mr. Heilbronn disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Moussetrap and Mousseless Inc. are not record holders of any shares of common stock of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 90384S303	13G	Page 9 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013

Doublemousse B.V.

By:	/s/ Charles Heilbronn
Name:	Charles Heilbronn
Title:	Director

Chanel International B.V.

By:	/s/ Charles Heilbronn
Name:	Charles Heilbronn
Title:	Attorney-in-Fact

/s/ Charles Heilbronn
Name:	Charles Heilbronn

Moussetrap

By: Mousseless Inc., its general partner

By:	/s/ Charles Heilbronn
Name:	Charles Heilbronn
Its:	President

Mousseless Inc.

By:	/s/ Charles Heilbronn
Name:	Charles Heilbronn
Title:	President